                                   FORM 11-K


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION


                            Washington, D.C. 20549



 (Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 1998
                          -----------------


                                      or


(_) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________________ to _________________

Commission file number 1-11720
                       -------



                      MailCoups Inc. 401(k) Savings Plan
            ------------------------------------------------------
                           (Full title of the plan)



                                  ADVO, Inc.
                               One Univac Lane,
                                 P.O. Box 755,
                            Windsor, CT 06095-0755
            -------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                      MailCoups, Inc. 401(k) Savings Plan

                                 Annual Report

                              Index to Form 11-K

                  Eight-Month Period Ended December 31, 1998





Report of Independent Auditors

Financial Statements:

    Statement of Assets Available for Plan Benefits as of
       December 31, 1998

    Statement of Changes in Assets Available for Plan
       Benefits for the Eight-Month Period Ended December 31, 1998

    Notes to Financial Statements

Supplemental Schedules:

Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998

Schedule II - Schedule of Reportable Transactions for the
    Eight-Month Period Ended December 31, 1998


Exhibit 23 - Consent of Ernst & Young LLP

Signature

                        Report of Independent Auditors

ADVO, Inc.
Associate Savings Committee

We have audited the accompanying statements of assets available for plan benefits of the MailCoups, Inc. 401(k) Savings Plan as of December 31, 1998, and the related statement of changes in assets available for plan benefits for the eight month period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1998, and the changes in its assets available for plan benefits for the eight month period then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the eight month period then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in assets available for plan benefits is presented for the purposes of additional analysis rather than to present the changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                              /s/ Ernst & Young LLP

Hartford, Connecticut
June 15, 1999

                                MailCoups, Inc.
                              401(k) Savings Plan
                Statement of Assets Available for Plan Benefits
                               December 31, 1998


  Assets
  ------

  Investments at Fair Value:

  Collective Investment Fund:
     Income Accumulation Fund for Employee
                 Retirement Plans             $  5,042
  Mutual Funds:
     Templeton Foreign Fund                      6,043
     Money Market Fund-MasterWorks               9,137
     S&P 500 Stock Fund-MasterWorks            144,472

   ADVO Custom Funds:
     ADVO Fidelity Asset Manager Fund           54,186
     ADVO Berger 100 Fund                       52,106
     ADVO IDS New Dimensions Fund               98,981
     ADVO Stock Fund                            35,181
                                            ----------
       Total Investments                       405,148

   Participant Loans                             8,896

   Receivables:
     Employees' Contributions                   15,093
     Employer's Contributions                    1,793
                                            ----------
       Total Receivables                        16,886
                                            ----------
  Assets Available for Plan Benefits        $  430,930
                                            ==========


                See accompanying notes to financial statements.

                                                                     MailCoups, Inc.
                                                                  401(k) Savings Plan
                                                 Statement of Changes in Assets Available for Plan Benefits
                                                         Eight-Month Period Ended December 31, 1998

                                                                      Fund Information
                                 ---------------------------------------------------------------------------------------------------

                                            Income
                                         Accumulation     Templeton    Money Market      S&P 500        ADVO Fidelity
                                      Fund for Employee    Foreign         Fund-      Stock Fund-       Asset Manager
                                       Retirement Plans     Fund       MasterWorks    MasterWorks          Fund
                                       ----------------     ----       -----------    -----------          ----
Addition to assets attributed
to:

Investment income:


       Net realized appreciation in
       fair value of investments                            $ 36                         $ 20,174             $ 7,305


       Interest                                   $326
       Dividends                                             593             $ 110          6,793

Contributions:

       Employee                                  2,674     1,270             2,644         28,639              20,019

       Employer                                    276       131               315          3,098               2,151

       Participant rollover                      3,211     4,230             7,888         93,004              31,811
                                             ---------    ------          --------       --------           ---------

Total additions                                  6,487     6,260            10,957        151,708              61,286
                                             ---------    ------          --------       --------           ---------

Benefit payments                                     1                           2            107                 106

Interfund transfers                               (901)       (1)           (1,426)        (1,968)             (3,407)
                                             ---------    ------          --------       --------           ---------

Net increase in assets
available for plan benefits                      5,585     6,259             9,529        149,633              57,773

Assets available for plan
benefits:
       Beginning of the period                       -         -                 -              -                   -
                                             ---------    ------          --------       --------           ---------

       End of period                           $ 5,585   $ 6,259           $ 9,529       $149,633            $ 57,773
                                             =========    ======          ========       ========           =========

                                                    Fund Information
                                            ----------------------------------------------
                                                 ADVO        ADVO IDS New      ADVO
                                              Berger 100      Dimensions      Stock        Loan
                                                 Fund           Fund           Fund        Fund          TOTAL
                                                 ----           ----           ----        ----          -----
Addition to assets attributed
to:

Investment income:

       Net realized appreciation in
       fair value of investments                $ 14,268        $ 21,971    $ 5,444                   $ 69,198

       Interest                                                                            $ 75            401
       Dividends                                                                                         7,496

Contributions:

       Employee                                    8,172          19,454      8,495                     91,367

       Employer                                      886           2,005        985                      9,847

       Participant rollover                       30,259          60,793     21,783                    252,979
                                                --------        --------   --------    --------      ---------

Total additions                                   53,585         104,223     36,707          75        431,288
                                                --------        --------   --------    --------      ---------

Benefit payments                                                     104         38                        358

Interfund transfers                                   20          (1,154)        17       8,820              -
                                                --------        --------   --------    --------      ---------

Net increase in assets available
for plan benefits                                 53,605         102,965     36,686      8,895         430,930

Assets available for plan
benefits:
       Beginning of the period                         -               -          -          -               -
                                                --------        --------   --------    --------      ---------

       End of period                           $  53,605       $ 102,965   $ 36,686    $  8,895      $ 430,930
                                               =========        ========   ========    ========      =========




                See accompanying notes to financial statements

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes tO Financial Statements
                               December 31, 1998


A.  Description of the Plan
    -----------------------

The following description of the MailCoups, Inc. ("MailCoups") 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. MailCoups is a wholly owned subsidiary of ADVO, Inc. (the "Company").

General
-------
The Plan is a defined contribution plan covering all full-time employees ("participants") of MailCoups who have completed one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, (ERISA). The Plan was established in May 1998, therefore, the financial statements reflect an eight-month period.

Contributions
-------------
MailCoups matches 10% of a participant's pay deferral contributions up to a maximum dollar amount of $1,000. Participants may contribute up to 15 percent of their annual compensation on a pretax basis.

Participant Accounts
--------------------
Each participant's account is credited with the participant's contribution, MailCoups' matching contribution, and the Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
-------
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the MailCoups matching portion of the participants' accounts plus earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service.

Investment options
------------------
Upon enrollment in the Plan, a participant may direct both the participant's and MailCoups matching contributions in several investment vehicles. The various investment vehicles a participant may elect as of December 31, 1998 are:

 .   The Income Accumulation Fund for Employee Retirement Plans (" Income
    Accumulation Fund") is a collective investment fund which invests in guaranteed investment contracts, short-term fixed income securities and money market instruments.

 .   The Templeton Foreign Fund is a registered mutual fund which invests in stocks and debt obligations of companies and governments outside the United States.

 .   The Money Market Fund-MasterWorks is a registered mutual fund comprised of instruments with maturities of less than one year, including commercial paper, corporate notes and other high quality short-term instruments.

 .    The S&P 500 Stock Fund-MasterWorks is a registered mutual fund comprised of stock in S&P 500 companies

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998


A.  Description of Plan (cont.)
    --------------------------

 .   The ADVO Fidelity Asset Manager Fund allocates its assets across domestic and foreign stocks, bonds, and short-term instruments and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO Berger 100 Fund invests primarily in domestic and foreign stocks of established companies and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO IDS New Dimensions Fund is a growth fund comprised primarily of common stocks in U.S. and foreign companies showing potential for significant growth and also includes money market instruments which serve as overnight sweep investments.

 .   The ADVO Stock Fund, consists primarily of ADVO, Inc common stock and also includes money market instruments which serve as overnight sweep investments.

Payment of Benefits
-------------------
On termination of service due to death, disability, or retirement, a participant becomes fully vested and may elect to receive a lump-sum amount or periodic installments equal to the value of their account. For termination of service due to other reasons, a participant receives the value of the vested interest in their account as a lump-sum amount or in periodic installments.

Loans
-----
Participants may borrow funds subject to certain restrictions and the consent of MailCoups.

Expenses of the Plan
--------------------
All costs and expenses of operation and administration of the Plan are paid by MailCoups.

Forfeited Accounts
------------------
At December 31, 1998, forfeited nonvested accounts totaled $71. These accounts will be used to reduce future MailCoups' contributions or to pay Plan fees and expenses.

ADVO Custom Funds
-----------------
Employer custom funds include the following: ADVO Fidelity Asset Manager Fund, ADVO Berger 100 Fund, ADVO IDS New Dimensions Fund and ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plans' proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute towards differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998


B.  Summary of Accounting Policies
    ------------------------------

Valuation of Investments
------------------------
The fair value of investments in Mutual Funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the Collective Investment Fund and the ADVO Custom Funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAV's are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans receivable are stated at net realizable value which approximates fair value.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.


C.  Investments
    -----------

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets are separately identified by the following "*".

                                                                    December 31,
                                                                   -------------
                                                                       1998
                                                                       ----
Collective Investment Fund:
---------------------------
Income Accumulation Fund                                              $  5,042

Mutual Funds
------------
Templeton Foreign Fund                                                   6,043
Money Market Fund-MasterWorks                                            9,137
S&P 500 Stock Fund-MasterWorks                                         144,472*

ADVO Custom Funds:
------------------
ADVO Fidelity Asset Manager Fund                                        54,186*
ADVO Berger 100 Fund                                                    52,106*
ADVO IDS New Dimensions Fund                                            98,981*
ADVO Stock Fund                                                         35,181*
                                                                      --------

 TOTAL                                                                $405,148
                                                                      ========

                                MailCoups, Inc.
                              401(k) Savings Plan
                         Notes to Financial Statements
                               December 31, 1998

D.  Plan Termination
    ----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

E.  Income Tax Status
    -----------------

The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code. However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

F.  Asset Value Per Fund Unit
    -------------------------

The number of units, and the asset value per unit, in the Plan's investments at December 31, 1998 are as follows:
                                          1998
                                    ----------------
                                     Asset    Number
                                     Value      of
                                    Per Unit  Units
                                    --------  ------

Income Accumulation Fund             $14.81     336
Templeton Foreign Fund                 8.39     720
Money Market Fund- MasterWorks         1.00   9,137
S&P 500 Stock Fund - MasterWorks      24.61   5,870
ADVO Fidelity Asset Manager Fund      18.60   2,913
ADVO Berger 100 Fund                  18.03   2,890
ADVO IDS New Dimensions Fund          29.08   3,404
ADVO Stock Fund                       21.46   1,639

G.  Year 2000 (Unaudited)
    ---------------------

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's computer systems will function properly with respect to dates in the Year 2000 and thereafter. The Plan Sponsor has identified three areas of compliance which are affected by the Year 2000 issue; information technology ("IT") systems, non-IT systems, and third parties.

The Plan Sponsor is assessing both IT and non-IT systems and has modified and/or replaced or is in the process of modifying and/or replacing systems which are not compliant. As part of the third party relationship assessment, the Plan Sponsor is sending out questionnaires and surveying third parties to ensure products, services or interfaces are in compliance or expected to be in compliance no later than September 30, 1999.

If modifications and /or replacements of IT systems associated with the data processing of the Plan, the Plan Sponsor or its third parties (service providers) are not completed timely, the Year 2000 issue could have a material impact on the operations of the Plan. Currently, the Plan Sponsor is developing formal contingency plans that address non-compliance.

The Plan Sponsor is currently proceeding on schedule in its overall Year 2000 program and is approximately 75% complete as of April 30, 1999. The project is estimated to be completed no later than September 1999.

                  S U P P L E M E N T A L   S C H E D U L E S

                                                                      Schedule I

                                MailCoups, Inc.
                              401(k) Savings Plan
                Schedule of Assets Held for Investment Purposes
                               December 31, 1998


                                           Description of Investment,
Identity of Issue, Borrower, Lessor    Including Maturity Date, Rate of
        or Similar Party                Interest, Par or Maturity Value    Cost    Current Value
-------------------------------------  --------------------------------  --------  -------------

Collective Investment Fund:
    Income Accumulation Fund                      336 units              $  5,042       $  5,042

Mutual Funds:
 Templeton Foreign Fund                           720 units                 6,006          6,043
 Money Market Fund-MasterWorks                  9,137 units                 9,137          9,137
 S&P 500 Stock Fund-MasterWorks                 5,870 units               124,530        144,472

ADVO Custom Funds:
 ADVO Fidelity Asset Manager Fund:              2,913 units                47,045         54,186
 ADVO Berger 100 Fund:                          2,890 units                37,838         52,106
 ADVO IDS New Dimensions Fund:                  3,404 units                77,120         98,981
 ADVO Stock Fund:                               1,639 units                29,744         35,181


Participant Loans                                 8.75 - 9%                    --          8,896
                                                                         --------      ---------

 TOTAL                                                   --         $     336,462       $414,044
                                                                         ========      =========

                                                                                                     Schedule II
                                               MailCoups, Inc.
                                            401(k) Savings Plan
                                      Schedule of Reportable Transactions
                               For the Eight-Month Period Ended December 31, 1998



Category (iii) -- Series Transactions in excess of 5% of plan assets
------------------------------------------------------------------------
                                                                                                          Current
                                                                                    Expenses              Value of
                                                                                    Incurred              Asset on     Net
Identity of                  Description   Purchase              Selling  Lease       with       Cost of  Transaction  Gain
Party Involved               of Assets     Price                 Price    Rental    Transaction  Asset    Date         (Loss)
--------------               -----------   --------              -------  ------    -----------  -------  -----------  ------

Collective                   Income
Investment Fund -            Accumulation
Merrill Lynch                Fund              5,638                                                5,638     5,638


"              "            "           "                            733                              733       733

Mutual Funds -              S&P 500
Merrill Lynch               Stock Fund-
                            MasterWorks      126,485                                              126,485   126,485

"              "            "           "                          2,187                            1,955     2,187      232

"              "            Money Market
                            Fund -
                            Masterworks       10,572                                               10,572    10,572


"              "            "           "                          1,435                            1,435     1,435

"              "            Templeton Foreign
                            Fund               6,006                                                6,006     6,006

ADVO Custom                 ADVO Fidelity
Funds                       Asset Manager
                            Fund              50,558                                               50,558    50,558

"              "            "           "                          3,676                            3,513     3,676      163

"              "            ADVO IDS New
                            Dimensions
                            Fund              78,364                                               78,364    78,364

"              "            "           "                          1,354                            1,244     1,354      110

"              "            ADVO Berger
                            100 Fund          37,838                                               37,838    37,838

"              "            ADVO Stock
                            Fund              29,780                                               29,780    29,780

"              "            "           "                             42                               35        42        7

There were no category (i), (ii) or (iv) reportable transactions during 1998.

           Note: Fair value at the transaction date is equivalent to the purchase cost or selling price.

                                   SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc, Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                MailCoups, Inc.
                                401(k) Savings Plan



Date: June 28, 1999             By:  \s\ WILLIAM E. CROWLEY
      -------------                  ----------------------------------
                                     William E. Crowley
                                     Committee Secretary
                                     ADVO, Inc. Associate Savings Committee